Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA ● ASIA PACIFIC ● EUROPE	kliekefett@sidley.com +1 212 839 8744

Via EDGAR and Federal Express

May 4, 2018

Ms. Tiffany Piland Posil

Special Counsel

Office of Mergers and Acquisitions

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Wynn Resorts, Limited

Soliciting Materials on Schedule 14A filed April 23, 2018 by Elaine P. Wynn

File No. 000-50028

Dear Ms. Posil:

On behalf of our client, Elaine P. Wynn, set forth below are our responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 27, 2018, with respect to the soliciting materials on Schedule 14A, File No. 000-50028 filed with the Commission on April 23, 2018 (the “April 23 Letter”) with respect to Wynn Resorts, Limited (the “Company”).

For your convenience, each response is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text.

1.	Please explain how you are “seeking to reconstitute the board” given that you are asking shareholders to withhold votes from one director nominee and you are not proposing additional director nominees.

Response:

As stated in the April 23 Letter, the Company’s board of directors (the “Board”) denied Ms. Wynn’s April 17, 2018 request to reopen the window for advance notice of director nominations and proposals and to take steps to ensure that a majority of the Board is comprised of new, independent directors effective as of the 2018 annual meeting. As a result, the only action she can take at this time to change the composition of the Board is a withhold campaign. Moreover, due to the Company’s staggered board, only three directors are up for election at the 2018 annual meeting.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Office of Mergers and Acquisitions

Division of Corporate Finance

U.S. Securities and Exchange Commission

May 4, 2018

Ms. Wynn believes that a successful withhold campaign will result in the replacement of current director John J. Hagenbuch. As noted in the April 23 Letter, the Company’s Corporate Governance Guidelines require that any director who fails to receive over 50% of the votes cast “for” his or her election to the Board in an uncontested election must tender his or her resignation from the Board within five days of such election. If Ms. Wynn’s proxy solicitation is successful, and Mr. Hagenbuch fails to receive over 50% of the votes cast in support of his re-election, then he must tender his resignation. Ms. Wynn believes that, as a matter of good corporate governance, the Board should and will respect the wishes of shareholders and accept his resignation, thereby creating a vacancy on the Board. The Board would then need to appoint a new director to this vacancy, which would result in an immediate replacement of one member of the Board.

This withhold campaign is Ms. Wynn’s initial step in furtherance of her efforts to reconstitute the Board. As noted in the April 23 Letter, her current proxy solicitation does not constitute the full extent of Ms. Wynn’s efforts to reconstitute the Board. She may continue to seek further refreshment through public and private channels, possibly including a proxy contest at the 2019 annual meeting. In the interest of full disclosure, the April 23 Letter strived to articulate Ms. Wynn’s full intentions with respect to the Board so that shareholders are able to make an informed decision on whether to support Ms. Wynn in the current proxy solicitation.

2.	Please provide support for your statements that proxy advisory firms have viewed the Company’s executive compensation practices as “highly problematic” and “shareholders and proxy advisors have repeatedly criticized the Company’s executive pay practices for not being correlated to performance.”

Response:

Institutional Shareholder Services (“ISS”) rates the Company as a 10 out of 10 in the area of compensation risk, which is the highest level of risk from ISS’ standpoint.1 Among other concerns, ISS has noted a misalignment in pay-for-performance with respect to compensation of the Company’s management team.

ISS has expressed concerns with the Company’s executive compensation and recommended that shareholders vote AGAINST certain compensation proposals at the 2017 and 2016 annual shareholder meetings. In its report with respect to the 2017 annual meeting, ISS noted “[h]igh concern” with respect to the alignment of CEO pay with the Company’s performance and the magnitude of the CEO’s pay as compared with the median CEO pay level.2 Accordingly, ISS recommended that shareholders vote AGAINST the advisory vote to approve named executive officers’ compensation at the 2017 annual meeting. In its report with respect to the 2016 annual meeting, ISS noted that the Company had “a history of pay concerns.”3

1 Wynn Resorts, Limited ISS QualityScore Report, updated as of April 19, 2018.

2 ISS 2017 Annual Meeting Report, page 16.

3 ISS 2016 Annual Meeting Report, pages 11-12.

Office of Mergers and Acquisitions

Division of Corporate Finance

U.S. Securities and Exchange Commission

May 4, 2018

Glass Lewis & Co. (“Glass Lewis”) also recommended that shareholders vote AGAINST the Company’s say-on-pay proposal at the 2017 annual meeting, citing “serious concerns with the design of the incentive plans and the Company’s repeated failure to align pay with performance.”4 Also, in 2017, Glass Lewis gave the Company’s compensation program an “F” for pay-for-performance, Glass Lewis’s worst grade.5

Shareholders’ concern about the Company’s executive pay practices is evident from the fact that the Company’s say-on-pay proposal at the 2017 annual meeting received support from just 58.7% of shareholders voting on the matter, which puts the Company in the lowest 10% of Russell 3000 companies holding say-on-pay votes in 2017.6

3.	A reasonable factual basis must exist for each opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in soliciting materials, or provided to the staff on a supplemental basis. Please provide support for the following statement:

●	“[T]he board could not possibly have seriously considered the concerns raised.” (page 3)

Response:

Ms. Wynn’s reasonable factual basis for concluding the Board could not possibly have seriously considered the matters raised in her April 17, 2018 letter is based on the fact that (1) she had not previously made the requests that were the subject of the April 17, 2018 letter, (2) the Board effectively denied her request in less than 24 hours when it proceeded with the filing and mailing of its definitive proxy statement and (3) the Board never offered any information with respect to the factors considered in evaluating her requests. As stated in the April 23 Letter: “Reacting in such a short timeframe, the board could not possibly have seriously considered the concerns raised” (emphasis added).

4 Glass Lewis 2017 Annual Meeting Report, page 12.

5 Glass Lewis 2017 Annual Meeting Report, page 6.

6 Semler Brossy, 2017 Say on Pay Results (available at https://www.semlerbrossy.com/say-on-pay/2017-year-end-report-average-say-on-pay-support-at-all-time-high/).

Office of Mergers and Acquisitions

Division of Corporate Finance

U.S. Securities and Exchange Commission

May 4, 2018

As described in further detail in the April 23 Letter, on April 17, 2018, Ms. Wynn wrote to the Board to request that the window for advance notice of director nominations and proposals be reopened given the profound change in circumstances since the nominating window closed. She also requested that the Board take steps to allow for a majority of the Board to be made up of new directors effective at the 2018 annual meeting. She delivered her letter to the Company and filed the letter with the Commission after 5:00 Eastern Time the April 17, 2018.

On April 18, 2018, less than 24 hours later, the Board filed its definitive proxy statement, effectively precluding a reopening of the advance notice window and contemplating the election of just three of the 11 members of the Board.

On April 19, 2018, the Board sent a terse, public letter to Ms. Wynn, stating only that reopening the nomination window was neither “appropriate [n]or justified.” The Board provided no justification for rejecting the request, either publicly or privately to Ms. Wynn, and the Board did not address her April 17 request that the Board take steps to ensure that a majority of the Board is comprised of new directors effective at the 2018 annual meeting. Moreover, the April 19 letter offered no rationale for the Board’s denial of Ms. Wynn’s request. Given the timing of the filing of the proxy statement, and the lack of explanation for the Board’s actions, it is reasonable to conclude that the Board did not seriously consider Ms. Wynn’s request.

This conclusion is bolstered by the disclosure in the revised definitive proxy statement filed by the Company on April 30, 2018. In that filing, the Company states that there was a regularly scheduled Board meeting on April 17 and that, “During the meeting, the Board discussed Ms. Wynn’s letter, and decided to reject her request.” So, at best, Ms. Wynn’s request was added to the agenda at the last minute, with the Board making a decision on the matter within hours of receiving Ms. Wynn’s letter and without even discussing it with Ms. Wynn.

Should the Company provide any detail at all regarding its decision on Ms. Wynn’s request, Ms. Wynn will gladly refrain from any further public statements indicating her belief that the Company did not seriously consider her request.

4.	In future filings, please revise to clarify your reference to a $24 million pay package for Mr. Maddox as Chief Executive Officer of the Company which appears inconsistent with disclosure on page 30 of the Company’s Definitive Proxy Statement filed April 18, 2018.

Response:

The $24 million pay package is based on the disclosures in the Summary Compensation Table on page 34 of the Company’s Definitive Proxy Statement, filed on April 18, 2018, which lists Mr. Maddox’s total compensation for the 2017 fiscal year as $24.82 million. In future filings, we will clarify that Mr. Maddox’s $24 million pay package included tax gross-ups and was paid to Mr. Maddox before he became the Company’s Chief Executive Officer.

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Office of Mergers and Acquisitions

Division of Corporate Finance

U.S. Securities and Exchange Commission

May 4, 2018

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information to Kai Haakon E. Liekefett at (212) 839-8744 or Beth E. Peev at (312) 853-7443.

Sincerely,

/s/ Kai Haakon E. Liekefett

Kai Haakon E. Liekefett

cc:	Elaine P. Wynn